EXHIBIT 14

THE COLONIAL BANCGROUP, INC.

CODE OF ETHICS FOR PRINCIPAL FINANCIAL OFFICERS

This Code of Ethics for Principal Financial Officers of The Colonial BancGroup, Inc. (“BancGroup”) applies to the chief executive officer, chief financial officer and chief accounting officer of BancGroup (the “Principal Financial Officers”). BancGroup expects all of its employees to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, to comply with all applicable laws, rules and regulations, to deter wrongdoing and abide by the BancGroup Code of Ethics and other policies and procedures adopted by BancGroup that govern the conduct of its employees. However, pursuant to the Sarbanes-Oxley Act of 2002, and the regulations promulgated thereunder, BancGroup hereby adopts this supplemental Code of Ethics for its Principal Financial Officers.

You agree to:

(a) Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b) Take all reasonable measures to protect the confidentiality of non-public information about BancGroup or its subsidiaries and their customers obtained or created in connection with your activities and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process;

(c) Take all reasonable measures to produce full, fair, accurate, timely, and understandable disclosure in reports and documents that BancGroup or its subsidiaries files with, or submits to, the Securities and Exchange Commission and other regulators and in other public communications made by BancGroup or its subsidiaries;

(d) Comply with applicable governmental laws, rules and regulations, as well as applicable rules and regulations of self-regulatory organizations; and

(e) Promptly report any possible violation of this Code of Ethics to the Board of Directors of BancGroup or any of the parties or channels listed in the BancGroup Code of Ethics.

You are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead BancGroup or its subsidiaries’ independent public auditors for the purpose of rendering the financial statements of BancGroup or its subsidiaries misleading.

You understand that you will be held accountable for your adherence to this Code of Ethics. Your failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of employment. Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or BancGroup.

If you have any questions regarding the best course of action in a particular situation, you should promptly contact BancGroup’s General Counsel for advice. You may choose to remain anonymous in reporting any possible violation of this Code of Ethics.

YOUR PERSONAL COMMITMENT TO THE BANCGROUP CODE OF ETHICS FOR PRINCIPAL FINANCIAL OFFICERS

I acknowledge that I have received and read the BancGroup Code of Ethics for Principal Financial Officers, dated October 15, 2003, and understand my obligations as an employee to comply with the Code of Ethics.

I understand that my agreement to comply with the Code of Ethics does not constitute a contract of employment.

Please sign here:	Date:

Printed name and title:

This signed and completed form will be retained with the records of BancGroup’s Audit Committee.